FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Fourth Quarter and Full Year 2009 Earnings Report

March 1, 2010

Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today its unaudited results for the fourth quarter and full year 2009.

As a result of changes in Mexico’s Income Tax Law related to tax consolidation effective 2010 (the “Tax Reform”) ICA recorded a charge to 2009 earnings of Ps. 1,303 million and a direct charge to shareholders’ equity of Ps. 1,405 million. Additional taxes payable total approximately Ps. 2,545 million, to be paid in five annual installments beginning in 2010. These estimated amounts may be subject to change once the Tax Administration Service issues implementing regulations. (See Current Developments: Taxes.)

The 2009 financial statements use the proportional consolidation method for our 51%-owned subsidiary ICA Fluor. Financial statements for prior periods have been recalculated. (See Notes.)

Summary

				12 months
(Ps. million)	4Q08	4Q09	% Chg	2008	2009	% Chg
Revenues	7,480	8,452	13	22,751	30,871	36
Operating Income	558	537	(4)	1,786	2,445	37
Income before Taxes	280	1,191	326	908	2,275	151
Consolidated Net Income (Loss)	39	(479)		606	247	(59)
Net Income (Loss) of Majority Interest	74	(574)		394	(41)
Adjusted EBITDA	905	1,026	13	2,930	4,406	50
Operating Margin	7.5%	6.3%		7.9%	7.9%
Adj. EBITDA Margin	12.1%	12.1%		12.9%	14.3%
EPS (Ps.)	0.15	(0.89)		0.80	(0.07)
EPADS (US$)	0.05	(0.27)		0.24	(0.02)
Construction Backlog	39,523	34,733	(12)

ICA generated solid growth in revenue and Adjusted EBITDA, in both the fourth quarter and full year 2009. Operating income also grew significantly in the year, although it decreased modestly in the fourth quarter. The Company took advantage of the expansion of infrastructure development opportunities in Mexico, particularly of transportation, water, and energy projects.  At the same time, ICA took action to mitigate the impact of the global economic crisis on its different lines of business.

Fourth quarter 2009 revenues increased 13%. The principal source of revenue growth in the quarter was Civil Construction, which grew 53%. Operating income decreased 4%, and Adjusted EBITDA increased 13% with an Adjusted EBITDA margin of 12.1% in 4Q09, same as 4Q08.

Full year 2009 revenues increased 36%, led by Civil Construction and Concessions. Operating income rose 37%, and Adjusted EBITDA increased 50% as compared to 2008, with an Adjusted EBITDA margin of 14.3% as compared to 12.9% in 2008. This marks the fifth consecutive year that ICA exceeded or met its annual guidance for revenues and EBITDA generation.

The dynamic business environment for infrastructure principally benefitted Civil Construction and Concessions.  Civil Construction is developing three of the emblematic projects of the current government administration—the La Yesca hydroelectric project, the Eastern Outlet Tunnel, and the

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

EARNINGS REPORT

Metro Line 12 in Mexico City—along with many other smaller scale projects. Concessions now has a total of 14 highway and water projects, including six in operation and eight under construction.

New projects awarded during 2009 are expected to sustain revenues and growth in the coming years.  ICA won new contract awards and contract increases totaling Ps. 20,302 million during 2009, including Ps. 2,075 million in 4Q09. Industrial Construction backlog doubled as compared to 2008, with major new projects including the Poza Rica cryogenic plant and the Madero and Cadereyta clean fuels projects. As of December 31, 2009, total construction backlog was Ps. 34,733 million. Another Ps. 3,600 million in projects were signed in the first weeks of 2010, including the Atotonilco water treatment plant in Civil Construction. Total backlog remains near ICA’s highest historical levels.

ICA also took decisive action to mitigate the effects of the global economic crisis and other events, such as the H1N1 flu outbreak. Airports increased its development of non-aeronautical revenues, including the opening of the NH Terminal 2 Hotel in Mexico City.  ViveICA refocused on the development of social interest housing, and redesigned its marketing and sales activities to meet current market conditions.

Results for the fourth quarter and full year include Ps. 681 million in Other Income resulting from ICA’s investment in the Acapulco Tunnel, as described in the discussion of Concessions.

As a result, income before tax increased 326% to Ps. 1,191 million in 4Q09, and rose 151% to Ps. 2,275 million for the full year.

This strong performance in terms of operating results and pre-tax income was offset by the effects of the Tax Reform. Because of the tax charges, ICA recorded net loss of majority interest of Ps. 574 million in 4Q09 and a loss of Ps. 41 million for the year. The Tax Reform did not affect cash flow in 2009, but could do so in the future, as we have previously disclosed.

Notwithstanding the Tax Reform effect, ICA’s well-diversified portfolio of businesses, our experience, emphasis on excellence in project execution, strict cost controls, and a solid financial position are expected to enable the Company to continue taking advantage of the opportunities in construction and infrastructure development in Mexico and other markets in Latin America.

INVESTOR RELATIONS	www.ica.com.mx	2/23

EARNINGS REPORT

Construction

Civil Construction

				12 months
Civil Construction	4Q08	4Q09	% Chg	2008	2009	% Chg
Revenues	3,914	6,006	53	11,402	19,604	72
Operating Income	28	13	(56)	346	702	103
EBITDA	107	148	38	562	1,170	108
Adjusted EBITDA	136	168	24	639	1,406	120
Operating Margin	0.7%	0.2%		3.0%	3.6%
EBITDA Margin	2.7%	2.5%		4.9%	6.0%
Adj. EBITDA Margin	3.5%	2.8%		5.6%	7.2%
Debt	4,179	7,922
Cash and Cash Equivalents	1,574	785
Backlog	35,885	28,013	(22)

•
Civil construction revenues increased principally as a result of execution of contracts awarded in 2007 and 2008, including the La Yesca hydroelectric project, the Rio de los Remedios-Ecatepec highway, the Mexico City Metro Line 12, the Eastern Outlet Tunnel, and work on the Red de Carreteras de Occidente (RCO or Farac I) tollroads.

•
The 4Q09 operating margin reflects the mix of projects under construction. As the result of the end of year review, the estimated profitability of some projects that are accounted for using the percentage of completion method was reduced.

•
The La Yesca hydroelectric project, which has been undertaken under the financed public works mechanism, accounted for 72% of debt in Civil Construction. The increase in debt was the result of additional draws on the La Yesca debt facility as a result of approved certifications for completed work on the project. The debt is expected to be repaid in full upon project completion.

Largest revenue contribution projects	Executed Work (Ps. Million)	Scheduled Completion
La Yesca Hydroelectric Project	3,836	3Q12
Line 12 Mexico City Subway	2,396	2Q12
Rio de los Remedios Ecatepec Highway	1,273	1Q11
Rio Verde - Ciudad Valles Highway	834	2Q10
Nuevo Necaxa - Tihuatlán Highway	679	2Q12
Eastern Outlet Tunnel	655	1Q13

INVESTOR RELATIONS	www.ica.com.mx	3/23

EARNINGS REPORT

Industrial Construction

				12 months
Industrial Construction	4Q08	4Q09	% Chg	2008	2009	% Chg
Revenues	1,276	782	(39)	4,152	3,974	(4)
Operating Income	83	64	(23)	114	228	100
EBITDA	91	73	(20)	148	262	77
Adjusted EBITDA	101	82	(19)	171	301	76
Operating Margin	6.5%	8.2%		2.7%	5.7%
EBITDA Margin	7.1%	9.3%		3.6%	6.6%
Adj. EBITDA Margin	8.0%	10.5%		4.1%	7.6%
Debt	278	511
Cash and Cash Equivalents	764	668
Backlog	3,075	6,320	106

•	Quarterly and annual results for both 2008 and 2009 reflect the proportional consolidation method for ICA Fluor. (See Notes section.)

•	Revenues decreased as a result of the completion of some projects, while recently contracted projects have not yet begun to contribute significantly.

•	The operating margin increased as a result of better project execution.

•
The projects that contributed most to revenues were the Chicontepec II oil field services project and the Minatitlán II refinery reconfiguration project. The Poza Rica cryogenic plant began to generate significant revenues in 4Q09.

•	Debt increased as a result of additional financing for the Chicontepec II oil field services project, as a result of an increase in client work orders.

•
ICA Fluor backlog doubled as compared to 4Q08, principally because of the clean fuels projects for the Madero and Cadereyta refineries. Backlog for ICA Fluor includes the effect of proportional consolidation and accounts for 18% of total Backlog. (See Backlog discussion).

Largest revenue contribution projects	Executed Work (Ps. Million)	Scheduled Completion
Chicontepec II Oil Field, Veracruz	1,303	3Q11
Minatitlan II refinery reconfiguration	755	2Q10
Poza Rica Criogenic Plant	208	3Q11

INVESTOR RELATIONS	www.ica.com.mx	4/23

EARNINGS REPORT

Rodio

				12 months
Rodio	4Q08	4Q09	% Chg	2008	2009	% Chg
Revenues	504	219	(57)	1,680	1,514	(10)
Operating Income	(1)	4		13	43	242
EBITDA	31	19	(39)	96	110	14
Operating Margin	-0.2%	1.9%		0.8%	2.9%
EBITDA Margin	6.1%	8.6%		5.7%	7.3%
Debt	142	145	2
Cash and Cash Equivalents	63	105	65
Backlog	563	400	(29)

•	Revenues decreased as a result of the recession in the construction and real estate sectors in Spain. This was partially offset by increased activity in Mexico and Central America.

•	Rodio continues to execute the strict expense control and optimization of costs programs initiated in 2008.

INVESTOR RELATIONS	www.ica.com.mx	5/23

EARNINGS REPORT

Construction Backlog

As of December 31st, 2009		Current Backlog	Termination Date	Total Contract (Ps. million)	Project Progress (%)

Civil Construction	81%	28,013
Line 12 Mexico City Subway		5,339	2Q12	7,923	33
Eastern Outlet Tunnel		4,142	1Q13	4,797	14
La Yesca Hydroelectric Project		3,895	3Q12	9,965	61
Rio de los Remedios Ecatepec Highway		3,184	1Q11	4,855	34
Nuevo Necaxa - Tihuatlán Highway		2,008	2Q12	2,829	29
Rio Verde - Ciudad Valles Highway		1,462	2Q10	2,617	44
La Piedad Bypass		1,285	1Q11	1,312	2
El Realito Aqueduct		1,053	1Q12	1,053	0
Agua Prieta Water treatment plant		994	4Q12	994	0
COTRISA Projects		689		749	8
Other Civil Projects		3,961

Industrial Construction	18%	6,320
Madero Clean Gazoline Plant		2,424	2Q13	2,488	3
Cadereyta Clean Gazoline Plant		1,751	2Q13	1,803	3
Poza Rica Criogenic Plant		1,544	3Q11	1,760	12
Chicontepec II Oil Field, Veracruz		245	3Q11	4,902	95
Marathon Oil Company		176	3Q10	212	17
Other Industrial Projects		180

Rodio	1%	400
Projects in Spain, Morocco, Russia and Central America		400

Total		34,733

•
Backlog was Ps. 34,733 million as of December 31, 2009, and includes the effect of the proportional consolidation of ICA Fluor. Civil Construction accounts for 81% of Backlog, Industrial Construction 18%, and Rodio 1%. Backlog was the equivalent of 15 months work at 4Q09 levels.

•
New contracts and net contract additions totaled Ps. 2,075 million in 4Q09. Most of the increase resulted from additional work on existing projects and relatively small new projects in Civil Construction.

•
Four projects accounted for 44% of backlog: the Mexico City Metro Line 12, the Eastern Outlet Tunnel, the Madero and Cadereyta clean fuels projects, and the Poza Rica cryogenic plant. In aggregate, these projects were 19% completed as of December 31, 2009.

•	Twenty-seven percent of projects were unit price contracts, 51% were fixed price contracts, and 22% had both unit price and fixed price components.

•
Foreign currency denominated projects were 24% of backlog. These included the La Yesca hydroelectric project, the Poza Rica cryogenic plant, a portion of the Madero and Cadereyta clean fuels projects, and several other Industrial Construction projects for Pemex.

•	The ratio of new contracts to construction revenues (the book and burn ratio) was 0.30 during 4Q09.

INVESTOR RELATIONS	www.ica.com.mx	6/23

EARNINGS REPORT

	(million pesos)	Months Work (a)
Balance, September 30, 2009	39,664	17
New contracts and net contract additions	2,075	1
Work executed	7,006	3
Balance, December 31, 2009	34,733	15

Share of Backlog
Projects in Mexico	98%
Projects outside Mexico	2%
Public sector clients	95%
Private sector clients	5%
(a) Based on construction revenues at 4Q09 levels

Infrastructure

Concessions

				12 months
Concessions	4Q08	4Q09	% Chg	2008	2009	% Chg
Total Revenues	959	563	(41)	1,852	2,231	20
Traffic	348	379	9	960	1,278	33
Financial	339	69	(80)	377	403	7
Services	77	65	(16)	320	336	5
Construction	195	50	(74)	195	213	9
Operating Income	278	294	6	542	707	31
EBITDA	317	375	18	721	988	37
Adjusted EBITDA	367	464	26	770	1,340	74
Operating Margin	29.0%	52.2%		29.3%	31.7%
EBITDA Margin	33.1%	66.6%		38.9%	44.3%
Adj. EBITDA Margin	38.2%	82.4%		41.6%	60.1%
Debt	8,512	10,039	18
Cash and Cash Equivalents	1,717	1,866	9
Concession revenues include:
Traffic: toll collections and payments for road availability
Financial Income: interest Income related to the project
Operation and Maintenance: payment for services provided directly to operating concessions
Construction: profit on construction work performed on concessioned projects

•
4Q09 revenues decreased as compared to the prior year period, principally as a result of the reallocation between quarters of Financial and Construction revenues during 2008, During 2009 these amounts were recorded in quarterly results in accordance with the timing of the underlying transactions. The reallocations did not affect full year comparisons.

•
Full year 2009 revenues increased principally as a result of revenue growth on the Corredor Sur highway, and to a lesser extent from construction revenues from the concessionaire’s share of the work executed during the period.

•
Adjusted EBITDA increased significantly as a result of the Corredor Sur, which had substantial revenue growth while holding operating costs practically unchanged, and from the cancellation of some provisions.

•
In December 2009, an impairment provision that had been assessed against the investment in the Acapulco Tunnel (TUCA) in 2001 was reversed. In each of the last three annual reviews, the value of the investment has been stable; as a result, the value as of December 31, 2009 was determined to be Ps. 1,312 million. The result was a gain of Ps. 681 million that is recorded as Other Income.

•
Debt increased as a result of the advance in the execution of projects that are under construction, principally the Querétaro-Irapuato, Nuevo Necaxa-Tihuatlán, Río Verde-Ciudad Valles, and Aqueduct II projects.

INVESTOR RELATIONS	www.ica.com.mx	7/23

EARNINGS REPORT

•
ICA ended 2009 with 14 concessions. Two new water projects were added to the portfolio during the year, resulting in a total of four water projects.  A new highway concession agreement was signed (the La Piedad bypass), resulting in a total of 10 concessioned highway projects. Five of the projects are in operation, and the other five are under construction.

Highways	% Ownership	ICA Equity Invest. + Debt	Length (km)	Type	Beg. of Operations	Avg. Daily Traffic Volume (ADTV)
						4Q08	4Q09	12M08	12M09
Acapulco Tunnel	100%	1,790	3	Toll	1994	10,595	9,791	10,551	9,663
Corredor Sur	100%	3,100	20	Toll	2000	43,338	45,269	38,581	42,080
RCO (FARAC 1)	14%	6,247	558	Toll	2007	9,415	9,499	9,181	8,937
Del Mayab	100%	1,353	242	Toll	2008	5,687	5,316	6,010	5,506
Irapuato- La Piedad	100%	822	74	PPP	2008	9,217	9,859	8,977	9,375
Under Construction
Queretaro-Irapuato	100%	1,478	93	PPP	2010
Rio Verde Cd. Valles	100%	1,529	113	PPP+Toll	2010
La Piedad Bypass	100%	702	74	PPP+Toll	2010
Rio de los Remedios	50%	584	24	Toll	2010-11
N.Necaxa Tihuatlan	50%	1,027	85	PPP+Toll	2012

Water projects	% Ownership	ICA Equity Invest. + Debt	Capacity (m3 mm)	Type	Beg. of Operations	Average Volume (million m3)
						4Q08	4Q09	12M08	12M09
Cd. Acuna	100%	325	0.45	Tariff	1998	2.84	2.51	0.91	0.85
Under Construction
Aqueduct II	42%	818	1.5	Tariff	2010
El Realito	51%	1	1.0	Tariff	2012
Agua Prieta	50%	0	8.5	Tariff	2012

Airports

				12 months
Airports	4Q08	4Q09	% Chg	2008	2009	% Chg
Total Revenues	487	483	(1)	1,988	1,896	(5)
Aeronautical	396	380	(4)	1,617	1,527	(6)
Non- Aeronautical	90	102	14	371	369	(1)
Operating Income	138	122	(11)	721	612	(15)
EBITDA	235	222	(6)	1,105	1,014	(8)
Operating Margin	28.3%	25.3%		36.3%	32.3%
EBITDA Margin	48.3%	45.9%		55.5%	53.5%
Debt	2,438	3,034	24
Cash and Cash Equivalents	322	340	5
Total Assets	9,964	10,498	5

				12 months
(millions)	4Q08	4Q09	% Chg	2008	2009	% Chg
Total passenger traffic	3.14	2.79	(11.1)	14.06	11.52	(18.1)
Domestic	2.66	2.36	(11.1)	11.73	9.71	(17.2)
International	0.48	0.43	(10.6)	2.33	1.81	(22.4)
Cargo Units (=100kg)	0.20	0.22	13.5	0.79	0.72	(8.6)

•	The Airports segment includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA).

•
OMA generated solid revenues in 4Q09, practically unchanged from 4Q08, despite the weak macroeconomic environment and a significant decrease in passenger traffic. We were able to mitigate the impact on EBITDA, while net income increased principally because of an increase in comprehensive financial income and a reversal in the provision for taxes.

INVESTOR RELATIONS	www.ica.com.mx	8/23

EARNINGS REPORT

•
Passenger traffic decreased 11.1% to 2.79 million in 4Q09, while revenues decreased only 0.8%. For the full year, the decrease in passenger traffic was 18.1%, with a decrease in revenues of 4.6%. Monterrey, OMA’s principal airport, contributed 45% of revenues.

•
The fourth quarter was the first full quarter of operation of the NH Terminal 2 Hotel, at the Mexico City International Airport, and it generated 11.5% of non-aeronautical revenue. Since opening at the end of August, the occupancy rate has shown an increasing trend as a result of advertising and marketing initiatives. The December occupancy rate was 32.5%.

•
Total costs and operating expenses increased in the fourth quarter because of the additional expenses from operating the Terminal 2 hotel, and were unchanged year over year despite the hotel costs. The areas with the greatest reductions were electricity, materials and supplies, and professional services.

•
The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://www.bmv.com.mx or http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

INVESTOR RELATIONS	www.ica.com.mx	9/23

EARNINGS REPORT

Housing Development

				12 months
Housing	4Q08	4Q09	% Chg	2008	2009	% Chg
Total Revenues	658	654	(1)	2,151	2,271	6
Operating Income	42	49	16	144	165	15
EBITDA	46	50	9	151	170	13
Adjusted Ebitda	89	68	(23)	226	229	1
Operating Margin	6.4%	7.5%		6.7%	7.3%
EBITDA Margin	7.0%	7.7%		7.0%	7.5%
Adjusted Ebitda Margin	13.5%	10.4%		10.5%	10.1%
Debt	1,801	1,477	(18)
Cash and Cash Equivalents	153	141	(8)

				12 months
Units Sold	4Q08	4Q09	% Chg	2008	2009	% Chg
Total	2,095	2,144	2	7,432	7,077	(5)
Entry level	64%	61%		68%	66%
Middle income	10%	9%		14%	15%
Economical	10%	20%		7%	12%
Traditional	17%	9%		11%	7%

•	ViveICA elected early adoption of accounting statement INIF-14, according to which revenue is recognized only at the time of the transfer of title to the purchaser. (See Notes.)

•	ViveICA sold 2,144 units in 4Q09, an increase of 2%, and 7,077 in the full year

•
Revenues increased during the year, despite the challenging economic environment. ViveICA rose to 9th place (from 12th) among Mexican home developers in 2009, based on the number of mortgages granted by Infonavit, the principal source of mortgage financing in Mexico.

•	Operating margins increased as a result of a reduction in general and administrative expenses.

•	Bank debt decreased Ps. 324 million during the year, while the debt maturity profile improved.

•
At the end of 2009, ViveICA had 25 projects underway in 11 states in Mexico. During the year, ViveICA started selling units in seven new projects which are expected to have more than 17,000 units in aggregate, of which 80% are social interest housing.

•
The land reserve as of December 31, 2009 was 1,963 hectares, equivalent to 98,764 units. The reserve is distributed among 26 projects in 12 states, with a majority focused on social interest housing. As of the end of 2009, 50% of the reserve had the authorizations and licenses required for development.

INVESTOR RELATIONS	www.ica.com.mx	10/23

EARNINGS REPORT

Consolidated Fourth Quarter and Full Year Results

	Fourth Quarter			12 months
	4Q08	4Q09	% Chg	2008	2009	% Chg
	(Ps. Million)
Revenues	7,480	8,452	13	22,751	30,871	36
Costs	6,129	7,326	20	18,873	26,327	39
Gross profit	1,351	1,126	(17)	3,878	4,544	17
Selling, general and operating expenses	792	589	(26)	2,092	2,099	0
Operating Income	558	537	(4)	1,786	2,445	37
Other income (loss), net	(2)	661		95	687	622
Comprehensive financing (cost)	(78)	(168)	115	(541)	(767)	42
Interest Expense	(294)	(259)	(12)	(1,023)	(1,033)	1
Interest Income	46	134	193	395	373	(6)
Exchange (Loss) Gain	175	(24)		116	(105)
Financial derivative effects	(5)	(19)	276	(29)	(2)	(92)
Share in net income of affiliated companies	(199)	161		(433)	(90)	(79)
Income before taxes	280	1,191	326	908	2,275	151
Taxes	240	1,670	595	302	2,028	571
Consolidated net income (loss)	39	(479)		606	247	(59)
Net income (loss) of minority interest	(35)	95		212	288	36
Net income (loss) of majority interest	74	(574)		394	(41)

Earnings per share (Ps.)	Ps. 0.15	(0.89)		Ps. 0.79	(0.07)
Earnings per ADS (US$)	US$ 0.05	(0.27)		US$ 0.24	(0.02)
Weighted average shares outstanding (millions)	494.71	645.69		497.26	565.64

Revenues were Ps. 8,452 million in 4Q09, an increase of 13% as compared to Ps. 7,480 million in 4Q08. The increase in revenues was principally due to increases in Civil Construction.

For the year, revenues increased 36%, led by increases in Civil Construction, Concessions, and Housing. Revenues generated in Mexico represented 93% of the 2009 total. Revenues denominated in foreign currency were 25% of the total.

Cost of sales increased 20% in the quarter and 39% in the year, principally as a result of an increase in direct costs of Civil Construction. Cost of sales includes interest expense on financed projects in Civil Construction, Concessions, and Housing, which increased for the full year as compared to 2008.

General and administrative expenses decreased 26% in the quarter, returning to historically more typical levels. G&A expense in 4Q08 included bid preparation expenses for several large scale projects. The reduction also reflects lower expenses in ViveICA.

Operating income was Ps. 537 million in 4Q09, a decrease of 4%. The Construction segment contributed 15% of operating income, Infrastructure 76%, and Housing 9%. The consolidated operating margin was 6.3%, as compared to 7.5% in 4Q08.

For the full year 2009, operating income increased 37%. The consolidated operating margin was unchanged at 7.9%.

Other Income principally resulted from the reversal of an impairment provision for the Acapulco Tunnel (TUCA), as described in the discussion of Concessions.

Comprehensive financing cost increased in both the quarter and the year, principally because of exchange losses in the 2009 periods, as compared to exchange gains in the prior year periods.

Share of net income (loss) of unconsolidated affiliates was income of Ps. 161 million, as compared to a loss of Ps. (199) million in 4Q08. For the year, the loss was Ps. (90) million, as compared to Ps. (433) million in 2008. The improved result in both periods is principally the result of

INVESTOR RELATIONS	www.ica.com.mx	11/23

EARNINGS REPORT

a deferred tax credit and lower financial costs incurred by RCO, the operator of the FARAC I tollroad package.

Income before taxes totaled Ps. 1,191 million in the fourth quarter, an increase of 326%. For the full year, pre-tax income increased 151% to Ps. 2,275 million.

Taxes totaled Ps. 1,670 million in the fourth quarter; taxes increased principally because of the non-recurring deferred income tax provision of Ps. 1,303 million as a result of the Tax Reform.  Full year tax provision was Ps. 2,028 million; 14% of this is cash taxes, and the balance is deferred taxes. The full-year effective tax rate was 32% before the Tax Reform effect. (See Current Developments.)

Consolidated net income (loss) was a loss of Ps. (479) million in 4Q09 and income of Ps. 247 million for the full year. The principal factor in the results for both the quarter and the year was the non-recurring effect of the deferred tax provision as a result of the Tax Reform.

Net (loss) of majority interest was Ps. (574) million in 4Q09 and Ps. (41) million for the full year.

o	Loss per share was Ps. (0.89) in 4Q09 and Ps.(0.07) in 2009

o	Loss per ADS was US$(0.27) in 4Q09 and US$(0.02) in 2009.

Adjusted EBITDA

(Ps. Million)	4Q08	4Q09	% Chg	2008	2009	% Chg
Net income (loss) of majority interest	74	(574)		394	(41)
Net income (loss) of minority interest	(35)	95		212	288	36
Taxes	240	1,670	595	302	2,028	571
Share in (loss) income of affiliated companies	(199)	161		(433)	(90)	(79)
Comprehensive financing (cost)	(78)	(168)	115	(541)	(767)	42
Other income (expense), net	(2)	661		95	687	622
Depreciation and amortization	264	353	33	920	1,273	38
EBITDA	823	889	8	2,706	3,719	37
Net interest expense included in cost of sales	82	136	67	225	687	206
Adjusted EBITDA	905	1,026	13	2,930	4,406	50
Adjusted EBITDA Margin	12.1%	12.1%		12.9%	14.3%

•
Adjusted EBITDA in 4Q09 was Ps. 1,026 million, with an adjusted EBITDA margin of 12.1%. During 2009, Adjusted EBITDA increased 50%. One of the factors increasing Adjusted EBITDA in both periods was a higher level of interest expense included in cost of sales of certain Civil Construction projects, Concessions, and Housing.

•
Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

INVESTOR RELATIONS	www.ica.com.mx	12/23

EARNINGS REPORT

Total Debt

		December 31
Total debt (Ps.million)		2008	2009	% Var
Short Term		3,903	4,332	11
Long Term		13,925	18,795	35
Total Debt		17,828	23,128	30
Total Cash		4,853	4,097	(16)
Net Debt		12,975	19,030	47
Weighted average interest rate		11.0%	7.3%

Debt by type of currency	Short Term		Long Term
(Ps. million)	MXN	FX	MXN	FX
Civil	1,504	517	114	5,787
Industrial	511	-	-	-
Rodio	-	98	-	46
Concessions	280	323	7,584	1,852
Airports	306	-	2,728	-
Housing	793	-	684	-
Subtotal	3,393	939	11,110	7,685
Total	4,332		18,795
Total Debt	23,128

•
Total debt increased as a result of the execution of projects that require financing, and in accordance with the terms of the financings for those projects. ICA expects that debt will continue to increase in step with the advance of execution of concessions and financed projects such as the La Yesca hydroelectric project.

•	Sixty-six percent of debt is bank debt and 34% is securities debt, principally for concessions.

•
Nineteen percent of debt is short-term. Of this, 61% represents working capital lines for Civil Construction, Industrial Construction, and Rodio; 21% is in the Infrastructure segment, and includes the current portion of long-term debt and OMA working capital lines; and 18% is in Housing Development, for construction loans and working capital lines.

•
Long-term debt is 81% of total debt: 65% is in Concessions and Airports; 30% is for the La Yesca hydroelectric project; and the balance is for structured financings in Housing with terms of more than one year.

•	ICA’s policy is that financing be contracted in the same currency as the source of repayment; 37% of total debt is denominated in foreign currencies, principally U.S. dollars.

•	100% of debt is related to projects; ICA has no debt at the holding company level.

Debt maturity profile	2010	2 years	3 years	> 3 years
Total	4,332	1,350	6,401	11,044
Bank Debt	4,104	1,151	6,119	3,986
Securities Debt	228	199	282	7,058

INVESTOR RELATIONS	www.ica.com.mx	13/23

EARNINGS REPORT

Financial Derivative Instruments

Project	Type of Instrument		Mark to Market (Ps. million)
		09/30/2009	12/31/2009	02/18/2010
Consolidated Subsidiaries
La Yesca	CAP USD	44,119	36,382	29,864
	Floor USD	(394,484)	(363,886)	(374,502)
	FX SWAP	(434,646)	(303,358)	(230,007)
Querétaro- Irapuato	SWAPTION	(39,331)	(43,297)	(47,050)
Irapuato- La Piedad	CAP	1,044	742
Túnel de Acapulco	CAP	12,721	15,754
Acueduct 2*	CAP	126	61
Nuevo Necaxa- Tihuatlán*	SWAP	(172,495)	(170,992)	(195,397)
ICA, Túnel Río de la Compañía	FX SWAP	18,841	13,419
ICA Viabilis	SWAP	4,099	674
ICA, Leasing credit line	CAP	-	72
Rio Verde- Cd. Valles	SWAP	(214,436)	(223,089)	(268,335)
ICAFluor	FX SWAP	(7,411)	-
Non consolidated affiliates
FARAC1, RCO	SWAP UDIS	(201,421)	(145,504)	(149,765)
* Proportional consolidation

•
A report on ICA’s derivative exposure as of December 31, 2009 is available on the Emisnet system of the Mexican Stock Exchange and a translation will be furnished on Form 6-K to the U.S. Securities and Exchange Commission.

Current Developments

Tax Reform/Deferred Tax payments: As a result of changes in Mexico’s Income Tax Law related to tax consolidation effective January 1, 2010 (the “Tax Reform”) and the Mexican Accounting Board’s interpretation INIF-18 of the accounting for the Tax Reform, ICA recognized in its 2009 financial statements deferred tax liabilities of Ps. 4,880 million and deferred tax assets of Ps. 2,172 million. This resulted in a charge to 2009 earnings of Ps. 1,303 million and a direct charge to shareholders’ equity of Ps. 1,405 million. Additional taxes payable for fiscal periods through December 31, 2004 will total approximately Ps. 2,545 million, to be paid in five annual installments. An estimated Ps. 636 million will be due in 2010, Ps. 636 million in 2011, Ps. 509 million in 2012, and Ps. 382 million in each of 2013 and 2014. These estimated amounts are based on the Tax Reform, and may be subject to change once the Tax Administration Service issues implementing regulations.

ICA has initiated legal action to defend its interests on the grounds that the Tax Reform is unconstitutional and would have illegal effects.  ICA can provide no assurance that it will be successful in its efforts to mitigate the effects of the Tax Reform.

Subsequent Events

Atotonilco contract: On January 7, 2010, the consortium of which ICA is a part signed a contract with the National Water Commission to build and operate the Atotonilco water treatment plant, in Tula, Hidalgo. The PPP service contract was awarded through an international bidding process. The total value of the contract is Ps. 9,300 million. ICA expects that approximately Ps. 2,100 million will be recorded in its backlog. The contract is a fixed price, fixed term contract.

INVESTOR RELATIONS	www.ica.com.mx	14/23

EARNINGS REPORT

Panama Canal contract: On January 8, 2010, the Panama Canal Authority (ACP) awarded a contract with an approximate value of US$268 million to a consortium of which ICA is part. The contract is for the construction of a 3 km section of the new Pacific Access Channel (PAC-4) for the Canal’s new Pacific locks, running parallel to the existing channel from the Pedro Miguel to Miraflores locks. The unit price, fixed term public works contract was awarded through an international bidding process. The work is expected to be completed in approximately 42 months. ICA expects to record approximately US$115 million in its backlog related to the project.

Conference Call Invitation

•
ICA invites you to participate in a conference call on March 2, at 10:00 a.m. EST (9:00 am Mexico City time). In order to participate, please call (877) 941-1427 from the U.S. or +1 (480) 629-9664 internationally. The conference ID is 4243148. A replay will be available until March 9, 2010 by calling (800) 406-7325 from the U.S. or +1 (303) 590-3030 internationally, with the same reference code.

•	The conference call will also be available via Webcast.

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=83646&eventID=2663041

INVESTOR RELATIONS	www.ica.com.mx	15/23

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Statement of Income, Fourth Quarter

	Fourth Quarter
	4Q08	4Q09	% Chg
	(Ps. Million)
Revenues	7,480	8,452	13
Costs	6,129	7,326	20
Gross profit	1,351	1,126	(17)
Selling, general and operating expenses	792	589	(26)
Operating Income	558	537	(4)
Other income (loss), net	(2)	661
Comprehensive financing (cost)	(78)	(168)	115
Interest Expense	(294)	(259)	(12)
Interest Income	46	134	193
Exchange (Loss) Gain	175	(24)
Financial derivative effects	(5)	(19)	276
Share in net income of affiliated companies	(199)	161
Income before taxes	280	1,191	326
Taxes	240	1,670	595
Consolidated net income (loss)	39	(479)
Net income (loss) of minority interest	(35)	95
Net income (loss) of majority interest	74	(574)

Earnings per share (Ps.)	Ps. 0.15	(0.89)
Earnings per ADS (US$)	US$ 0.05	(0.27)
Weighted average shares outstanding (millions)	494.71	645.69

INVESTOR RELATIONS	www.ica.com.mx	15/23

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Statement of Income, Twelve Months

	12 months
	2008	2009	% Chg
	(Ps. Million)
Revenues	22,751	30,871	36
Costs	18,873	26,327	39
Gross profit	3,878	4,544	17
Selling, general and operating expenses	2,092	2,099	0
Operating Income	1,786	2,445	37
Other Income (Loss) Net	95	687	622
Comprehensive financing (cost)	(541)	(767)	42
Interest Expense	(1,023)	(1,033)	1
Interest Income	395	373	(6)
Exchange (Loss) Gain	116	(105)
Financial derivative effects	(29)	(2)	(92)
Share in Net Income of Affiliated Companies	(433)	(90)	(79)
Income Before Taxes	908	2,275	151
Taxes	302	2,028	571
Consolidated Net Income (Loss)	606	247	(59)
Net Income (Loss) of Minority Interest	212	288	36
Net Income (Loss) of Majority Interest	394	(41)

Earnings per Share (Ps.)	Ps. 0.80	(0.07)
Earnings per ADS (US$)	US$ 0.24	(0.02)
Weighted average shares outstanding (millions)	494.71	565.64

INVESTOR RELATIONS	www.ica.com.mx	16/23

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Balance Sheet

	December 31,
	2008	2009
	(Ps. Million)
Assets
Short Term Cash and Cash Equivalents	4,853	4,097
Trade and Contract Receivables	6,552	8,352
Other Receivables	1,576	2,196
Inventories	4,101	3,612
Other Current Assets	1,449	1,764
Total Current Assets	18,530	20,022
Trade and Contract Receivables	3,453	9,944
Restricted Cash	379	414
Investment in Subsidiaries & Affiliates	246	83
Other Investments	20,570	25,858
Investment in Concessions	18,904	23,036
Long Term Inventories	1,666	2,822
Long Term Assets	24,648	36,299
Property, Plant and Equipment Net	3,747	4,959
Other Assets	2,607	4,047
Total Assets	49,532	65,326
Liabilities
Accounts Payable	2,887	4,841
Current Debt	3,903	4,332
Other Current Liabilities	6,477	8,783
Total Current Liabilities	13,267	17,956
Long-Term Debt	13,925	18,795
Other Noncurrent Liabilities	4,907	9,037
Total Liabilities	32,099	45,788
Stockholders' Equity	17,433	19,538

Total Liabilities and Stockholders' Equity	49,532	65,326

INVESTOR RELATIONS	www.ica.com.mx	17/23

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

	12 months
	2008	2009
	(Ps. Million)
Operating Activities
Income before taxes	908	2,275

Items in income that do not affect cash	3,029	1,810
Resources used in operations	(7,735)	(6,315)
Net flow from operating activities	(3,798)	(2,230)

Investing activities
Acquisition of businesses	(533)	(194)
Acquisition of real estate, machinery and equipment	(1,855)	(1,828)
Acquisition of other long term assets	(2,060)	(2,055)
Sale of real estate, machinery and equipment	61	225
Others	3	8
Net flow from investing activities	(4,384)	(3,844)

Financing activities
Borrowings	7,383	8,456
Debt payments	(455)	(2,714)
Interest expense	(1,127)	(1,694)
Financial lease payments	(25)	(13)
Decreases in minority interest	(660)	(249)
Increases in majority shareholders' equity	10	2,916
Share repurchases	(90)	(8)
Financing for financial derivatives	2,033	(1,380)
Net cash flow from financing activities	7,068	5,313
Net change in cash and cash equivalents	(1,113)	(761)
Adjustments in Cash Flow for Exchange Variations	(169)	39
Cash and cash equivalents at beginning of period	6,514	5,232
Cash and cash equivalents at end of period	5,232	4,511

INVESTOR RELATIONS	www.ica.com.mx	18/23

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Segment Information, Fourth Quarter

	4Q08	4Q09	%Var	4Q08	4Q09	%Var	4Q08	4Q09

	Revenues			Operating Income			Operating Margin
Civil	3,914	6,006	53	28	13	(56)	0.7%	0.2%
Industrial	1,276	782	(39)	83	64	(23)	6.5%	8.2%
Rodio	504	219	(57)	(1)	4		-0.2%	1.9%
Construction	5,694	7,006	23	110	81	(27)	1.9%	1.2%
Housing	658	654	(1)	42	49	16	6.4%	7.5%
Other Concessions	959	563	(41)	278	294	6	29.0%	52.2%
Airports	487	483	(1)	138	122	(11)	28.3%	25.3%
Infrastructure	1,446	1,046	(28)	416	416	0	28.7%	39.8%
Other*	(318)	(254)	(20)	(10)	(9)	(6)
TOTAL	7,480	8,452	13	558	537	(4)	7.5%	6.3%

	Depr. & Amort.			Adj. EBITDA			EBITDA Margin
Civil	79	135	72	136	168	24	3.5%	2.8%
Industrial	8	9	12	101	82	(19)	8.0%	10.5%
Rodio	32	15	(54)	31	19	(39)	6.1%	8.6%
Construction	118	158	34	268	269	0	4.7%	3.8%
Housing	4	1	(71)	89	68	(23)	13.5%	10.4%
Other Concessions	40	81	106	367	464	26	38.2%	82.4%
Airports	97	100	3	235	222	(6)	48.3%	45.9%
Infrastructure	137	181	32	602	686	14	41.6%	65.6%
Other*	5	12	128	(54)	3
TOTAL	264	353	33	905	1,026	13	12.1%	12.1%

	Total Assets			Debt			Investments
Civil	15,295	25,302	65	4,179	7,922	90	277	149	(46)
Industrial	2,527	2,881	14	278	511	84	15	(6)
Rodio	1,406	1,227	(13)	142	145	2	41	95	131
Construction	19,228	29,410	53	4,599	8,578	87	334	239	(28)
Housing	5,482	6,009	10	1,801	1,477	(18)	31	25	(19)
Other Concessions	16,927	21,004	24	8,512	10,039	18	1,919	346	(82)
Airports	9,964	10,498	5	2,438	3,034	24	427	27	(94)
Infrastructure	26,891	31,502	17	10,950	13,073	19	2,346	373	(84)
Other*	(2,068)	(1,594)	(23)	479	-		10	25	151
TOTAL	49,532	65,326	32	17,828	23,128	30	2,722	663	(76)

INVESTOR RELATIONS	www.ica.com.mx	19/23

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Segment Information, Full Year

	2008	2009	%Var	2008	2009	%Var	2008	2009

	Revenues			Operating Income			Operating Margin
Civil	11,402	19,604	72	346	702	103	3.0%	3.6%
Industrial	4,152	3,974	(4)	114	228	100	2.7%	5.7%
Rodio	1,680	1,514	(10)	13	43	242	0.8%	2.9%
Construction	17,234	25,092	46	473	973	106	2.7%	3.9%
Housing	2,151	2,271	6	144	165	15	6.7%	7.3%
Other Concessions	1,852	2,231	20	542	707	31	29.3%	31.7%
Airports	1,988	1,896	(5)	721	612	(15)	36.3%	32.3%
Infrastructure	3,840	4,127	7	1,263	1,319	4	32.9%	32.0%
Other*	(474)	(619)	30	(93)	(11)	(88)
TOTAL	22,751	30,871	36	1,786	2,445	37	7.9%	7.9%

	Depr. & Amort.			Adj. EBITDA			Adj. EBITDA Margin
Civil	216	469	117	639	1,406	120	5.6%	7.2%
Industrial	34	35	0	171	301	76	4.1%	7.6%
Rodio	84	67	(20)	96	110	14	5.7%	7.3%
Construction	334	570	71	906	1,818	101	5.3%	7.2%
Housing	8	5	(33)	226	229	1	10.5%	10.1%
Other Concessions	179	280	57	770	1,340	74	41.6%	60.1%
Airports	383	402	5	1,105	1,014	(8)	55.5%	53.5%
Infrastructure	562	683	21	1,875	2,355	26	48.8%	57.1%
Other*	16	16	(3)	(77)	4
TOTAL	920	1,273	38	2,930	4,406	50	12.9%	14.3%

	Total Assets			Debt			Investments
Civil	15,295	25,302	65	4,179	7,922	90	964	827	(14)
Industrial	2,527	2,881	14	278	511	84	43	17	(61)
Rodio	1,406	1,227	(13)	142	145	2	59	95	60
Construction	19,228	29,410	53	4,599	8,578	87	1,066	939	(12)
Housing	5,482	6,009	10	1,801	1,477	(18)	66	30	(55)
Other Concessions	16,927	21,004	24	8,512	10,039	18	3,935	1,676	(57)
Airports	9,964	10,498	5	2,438	3,034	24	2,332	931	(60)
Infrastructure	26,891	31,502	17	10,950	13,073	19	6,267	2,607	(58)
Other*	(2,068)	(1,594)	(23)	479	-		38	30	(21)
TOTAL	49,532	65,326	32	17,828	23,128	30	7,437	3,605	(52)

INVESTOR RELATIONS	www.ica.com.mx	20/23

EARNINGS REPORT

Notes and disclaimers

Mexican Financial Reporting Standards (MFRS): financial statements and other information are presented in accordance with Mexican Financial Reporting Standards and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

Adoption of new accounting statements

a)
NIF B-8, “Consolidated or combined financial statements.” Effective with the 2009 results, the financial statements reflect accounting statement NIF B-8, “Consolidated or combined financial statements.” As a result, ICA adopted the proportional consolidation method for the results of its subsidiary ICA Fluor, which is a joint investment with Fluor Corporation. This NIF establishes that full consolidation of a subsidiary requires control, defined as the power to decide financial and operating policies, and not simply holding a majority of voting shares. As a result of the application of this norm, net income of majority interest is unchanged. However, revenues and expenses, as well as assets and liabilities are consolidated 51%. Previously, ICA Fluor was consolidated 100%. Financial statements for prior periods have been recalculated.

b)
Early adoption of INIF-14 by Housing: ICA’s housing subsidiary, ViveICA, elected to make early adoption, effective January 1, 2009, of the Interpretation of Financial Information Norms statement INIF-14, “Contracts for the construction, sale and provision of services related to real estate.”. This interpretation is a complement to the standards contained in Bulletin D-7 “Construction contracts.” Adoption of INIF-14 becomes obligatory on January 1, 2010. This change applies to the timing of revenue recognition from the construction contracts, the sale or provision of services related to real estate, and provides for its early adoption. Basically, for those entities where there exists a contractual obligation to deliver real estate to the purchaser who, at the same time, has only a limited ability to influence the design of the project, the recognition of revenue will take place at the time title is transferred. Consequently, in the case of ViveICA, effective January 1, 2009, revenue will be recognized only when title to the house is transferred. ViveICA believes that the early adoption provides greater clarity and objectivity to its financial statements. Previously, ViveICA recognized revenue when a house was completely finished and the customer had approved financing or had received title. Financial statements for prior periods have been recalculated.

Balance Sheet	As originally reported, 12/31/08	Adjustment for INIF-14, ViveICA	Adjustment for proportional consolidation, ICA Fluor	Recalculated, 12/31/08
Current assets	20,941	(215)	(2,195)	18,530
Long term assets	31,136	0	(134)	31,002
Current liabilities	14,818	(20)	(1,531)	13,267
Long term liabilities	19,049	(44)	(174)	18,832
Shareholders’ equity	18,209	(151)	(625)	17,433

Income Statement
Revenues	27,243	(397)	(4,095)	22,751
Costs and expenses	25,255	(321)	(3,969)	20,965
Consolidated net income	786	(59)	(121)	606
Net income of majority interest	453	(59)	0	394

INVESTOR RELATIONS	www.ica.com.mx	21/23

EARNINGS REPORT

Unaudited financials: financial statements are unaudited, preliminary statements.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 13.0525 per U.S. dollar.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project. ICA contracts its financings in the same currency as the source of repayment.

INVESTOR RELATIONS	www.ica.com.mx	22/23

EARNINGS REPORT

From an accounting perspective, there are two classifications for derivative instruments.  “Hedging financial instruments” must meet the specific requirements established in Mexican Financial Reporting Standards (MFRS). Other derivative financial instruments that do not meet MFRS requirements for hedge accounting treatment are designated as trading derivatives. ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies, validated by first party experts, and supported by sufficient, reliable, and verifiable information. Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded temporarily in comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period.

Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2010

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer